UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                        Enchira Biotechnology Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    29251Q107
                                 (CUSIP Number)

                                September 8, 2000

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29251Q107

                  1.  Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons (entities only).

                      OrbiMed Advisers Inc.

                  2. Check the Appropriate Box if a Member Of a Group (See Instructions)

                  [ ] (a)

                  [ ] (b)

                  3.  SEC Use Only

                  4.  Citizenship or Place of Organization

                      British Virgin Islands

                  5.  Sole Voting Power  0

Number of         6.  Shared Voting Power  1,631,500
Shares
Beneficially      7.  Sole Dispositive Power  0
Owned by
Each Reporting    8.  Shared Dispositive Power  1,631,500
Person With

                  9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,500

                  10. Check if the Aggregate Amount in Row (9) Excludes Certain
                      Shares (See Instructions)

                  11. Percent of Class Represented by Amount in Row (9)  18.05%

                  12. Type of Reporting Person (See Instructions)  IA

-------------------------------------------

CUSIP No. 29251Q107

                  1.  Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons (entities only).

                      OrbiMed Advisors LLC

                  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  [ ] (a)

                  [ ] (b)

                  3.  SEC Use Only

                  4.  Citizenship or Place of Organization

                      Delaware

                  5.  Sole Voting Power  0
Number of
Shares            6.  Shared Voting Power  1,631,500
Beneficially
Owned by          7.  Sole Dispositive Power  0
Each Reporting
Person With       8.  Shared Dispositive Power  1,631,500

                  9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,500

                  10. Check if the Aggregate Amount in Row (9) Excludes Certain
                      Shares (See Instructions)

                  11. Percent of Class Represented by Amount in Row (9)  18.05%

                  12. Type of Reporting Person (See Instructions)  CO

-------------------------------------------

CUSIP No. 29251Q107

                  1.  Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons (entities only).

                      Caduceus Capital Trust

                  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  [ ] (a)

                  [ ] (b)

                  3.  SEC Use Only

                  4.  Citizenship or Place of Organization

                      Bermuda

                  5.  Sole Voting Power  0
Number of
Shares            6.  Shared Voting Power  1,631,500
Beneficially
Owned by          7.  Sole Dispositive Power  0
Each Reporting
Person With       8.  Shared Dispositive Power  1,631,500

                  9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,500

                  10. Check if the Aggregate Amount in Row (9) Excludes Certain
                      Shares (See Instructions)

                  11. Percent of Class Represented by Amount in Row (9)  18.05%

                  12. Type of Reporting Person (See Instructions)  OO

-------------------------------------------

CUSIP No. 29251Q107

                  1.  Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons (entities only).

                      Caduceus Capital II, L.P.

                  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  [ ] (a)

                  [ ] (b)

                  3.  SEC Use Only

                  4.  Citizenship or Place of Organization

                      Delaware

                  5.  Sole Voting Power  0
Number of
Shares            6.  Shared Voting Power  1,631,500
Beneficially
Owned by          7.  Sole Dispositive Power  0
Each Reporting
Person With       8.  Shared Dispositive Power  1,631,500

                  9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,500

                  10. Check if the Aggregate Amount in Row (9) Excludes Certain
                      Shares (See Instructions)

                  11. Percent of Class Represented by Amount in Row (9)  18.05%

                  12. Type of Reporting Person (See Instructions)  PN

-------------------------------------------

CUSIP No. 29251Q107

                  1.  Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons (entities only).

                      PaineWebber Eucalyptus Fund, LLC

                  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  [ ] (a)

                  [ ] (b)

                  3.  SEC Use Only

                  4.  Citizenship or Place of Organization

                      Delaware

                  5.  Sole Voting Power  0
Number of
Shares            6.  Shared Voting Power  1,631,500
Beneficially
Owned by          7.  Sole Dispositive Power  0
Each Reporting
Person With       8.  Shared Dispositive Power  1,631,500

                  9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,500

                  10. Check if the Aggregate Amount in Row (9) Excludes Certain
                      Shares (See Instructions)

                  11. Percent of Class Represented by Amount in Row (9)  18.05%

                  12. Type of Reporting Person (See Instructions)  IV

-------------------------------------------

CUSIP No. 29251Q107

                  1.  Names of Reporting Persons.
                      I.R.S. Identification Nos. of above persons (entities only).

                      PaineWebber Eucalyptus Fund, Ltd.

                  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  [ ] (a)

                  [ ] (b)

                  3.  SEC Use Only

                  4.  Citizenship or Place of Organization

                      Cayman Islands

                  5.  Sole Voting Power  0
Number of
Shares            6.  Shared Voting Power  1,631,500
Beneficially
Owned by          7.  Sole Dispositive Power  0
Each Reporting
Person With       8.  Shared Dispositive Power  1,631,500

                  9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,631,500

                  10. Check if the Aggregate Amount in Row (9) Excludes Certain
                      Shares (See Instructions)

                  11. Percent of Class Represented by Amount in Row (9)  18.05%

                  12. Type of Reporting Person (See Instructions)  IV

------------------------------------------------------------------------------

          Item 1.

                  (a) Issuer: Enchira Biotechnology Corporation

                  (b) Address: 4200 Research Forest Dr.
                               The Woodlands, TX  77381

          Item 2. (a) Name of Person Filing:
                      OrbiMed Advisers Inc.

                      OrbiMed Advisors LLC

                      Caduceus Capital Trust

                      Caduceus Capital II, L.P.

                      PaineWebber Eucalyptus Fund, LLC

                      PaineWebber Eucalyptus Fund, Ltd.

                  (b) Address of Principal Business Offices:

                      c/o OrbiMed Advisors LLC

                      767 Third Avenue, 6th Floor

                      New York, New York 10010

                  (c) Citizenship:

                      Please refer to Item 4 on each cover sheet for each filing person

                  (d) Title of Class of Securities

                      Common stock

                  (e) CUSIP Number: 29251Q107

          Item 3. Not Applicable

          Item 4. Ownership

                  Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.           Ownership of Five Percent or Less of a Class   Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable

Item 9.           Notice of Dissolution of Group

                  Not Applicable

Item 10.          Certification


                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2000
                                           OrbiMed Advisers Inc.

                                                    By: /s/ Samuel D. Isaly
                                                    ----------------------------
                                                    Name:   Samuel D. Isaly
                                                    Title:  President

                                           OrbiMed Advisors LLC

                                                    By: /s/ Samuel D. Isaly
                                                    ----------------------------
                                                    Name:   Samuel D. Isaly
                                                    Title:  Managing Member

                                           Caduceus Capital Trust

                                                    By: /s/ Samuel D. Isaly
                                                    ----------------------------
                                                    Name:   Samuel D. Isaly
                                                    Title:  Portfolio Manager

                                           Caduceus Captital II, L.P.

                                                    By: /s/ Samuel D. Isaly
                                                    ----------------------------
                                                    Name:   Samuel D. Isaly
                                                    Title:  Portfolio Manager

                                           PaineWebber Eucalyptus Fund, LLC

                                                    By: /s/ Samuel D. Isaly
                                                    ----------------------------
                                                    Name:   Samuel D. Isaly
                                                    Title:  Portfolio Manager

                                           PaineWebber Eucalyptus Fund, Ltd.

                                                    By: /s/ Samuel D. Isaly
                                                    ----------------------------
                                                    Name:   Samuel D. Isaly
                                                    Title:  Portfolio Manager